Mail Stop 3561

October 22, 2008

Philip L. Francis
Chairman of the Board of Directors
and Chief Executive Officer
PetSmart, Inc.
19601 N. 27th Avenue
Phoenix, AZ 85027

> **Re: PetSmart, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 5, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 4, 2008**
> **Filed June 3, 2008**
> **File No. 0-21888**

Dear Mr. Francis:

      We have reviewed your letter filed on September 30, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A Filed on May 5, 2008

Compensation Discussion and Analysis, page 19

Determining Executive Compensation, page 21

1. We note your response to prior comment one of our letter dated August 25, 2008. Your proposed disclosure indicates that you will adjust total cash compensation when Petsmart's performance "falls short of established performance measures." Please briefly elaborate on what performance measures are taken into account in determining whether total cash compensation should be adjusted.

Design and Elements of Our Compensation Program, page 23

2. We note your response to prior comment three of our letter dated August 25, 2008, including your statement that in future filings you will disclose the actual targets for the prior completed fiscal year. Please disclose the three performance goal measures you relied on in granting your annual performance incentive compensation for the 2007 fiscal year (i.e., the year ended on February 3, 2008) in your proposed disclosure to us, as that data relates to a completed fiscal year.

   We also note your argument that disclosure of the actual targets for the current fiscal year would result in competitive harm. Among other things, you state that "[t]he inclusion of the actual amount of the current fiscal year Targets would provide our competitors with the specific details against which to measure the achievement toward confidential financial and strategic goals, and possibly give insight into investments or other adjustments we would need to make in the future." Please elaborate on this argument to explain exactly how disclosure of earnings per share, return on invested capital and sales increase targets would provide your competitors with details against which to measure your achievement toward confidential financial and strategic goals, and possibly give insight into future investments or other adjustments. If possible, please illustrate your argument with a hypothetical example of a damaging insight that a competitor might glean from such disclosure.

                                          *   *   *

   Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

                                                      Sincerely,

                                                      H. Christopher Owings
                                                      Assistant Director